                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549





                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



FOR THE MONTH OF           JANUARY, 2000

                         ROYAL CARIBBEAN CRUISES LTD.

                   1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)




         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

         FORM 20-F         [X]                     FORM 40-F         [ ]

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

         YES               [ ]                     NO                [X]

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

News From
Royal Caribbean Cruises Ltd.
Public Relations Office
1050 Caribbean Way, Miami, Florida 33132-2096


                                      Contact:  Lynn Martenstein  (305) 539-6573
                                                or Erin Williams  (305) 539-6153


                              FOR IMMEDIATE RELEASE
                              ---------------------

                 ROYAL CARIBBEAN REPORTS RECORD RESULTS IN 1999


MIAMI - (January 25, 2000) - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced today a 16% increase in net income to $383.9 million in 1999, up from $330.8 million in 1998. Earnings per share was $2.06, or 13% higher than the previous year. Since both years experienced non-recurring items, comparable EPS was $2.15 in 1999 versus $1.93 in 1998.

Revenues were $2.5 billion, as compared to $2.6 billion in 1998. The slight decline in revenues was due primarily to a 3% decrease in capacity in 1999. This decrease was the result of the sale of SONG OF AMERICA and service outages in the first half of the year.

On a comparable basis, earnings for the fourth quarter of 1999 increased to $.21 per share compared to $.17 per share in 1998. Reported net income for the fourth quarter of 1999 was $38.3 million or $.19 per share, which includes a $3.3 million non-recurring item. Reported net income for the fourth quarter of 1998 was $23.4 million or $0.12 per share, which includes a $9 million non-recurring item. Revenues for the fourth quarter of 1999 were $584.0 million, up from $575.1 million in 1998.

"We are pleased with our earnings growth in 1999, especially in a year of reduced capacity," said Richard D. Fain, chairman and chief executive officer. "Continued focus on yield management and cost control have proven effective, enabling us to report record earnings once again. We are particularly pleased with the introduction of VOYAGER OF THE SEAS. We had always anticipated the ship would be a success, and are very happy with the positive press she has received. We look forward to continuing our tradition of product innovation with the delivery of Celebrity's MILLENNIUM in June of this year."

ROYAL CARIBBEAN REPORTS RECORD RESULTS IN 1999                   2-2-2-2


Royal Caribbean Cruises Ltd. is a global cruise company operating two cruise brands, Royal Caribbean International and Celebrity Cruises. The brands' combined fleet currently consists of 17 vessels; 10 additional vessels are on order for delivery through 2004. For additional information about Royal Caribbean, visit the company's Internet sites on the World Wide Web at HTTP://WWW.ROYALCARIBBEAN.COM, HTTP://WWW.CELEBRITY-CRUISES.COM or
HTTP://WWW.RCLINVESTOR.COM.


Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.




                           (Financial Tables Follow)

                                      ###

                          ROYAL CARIBBEAN CRUISES LTD.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (UNAUDITED, IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                    (UNAUDITED)
                                                FOURTH QUARTER ENDED          YEAR ENDED
                                                    DECEMBER 31,             DECEMBER 31,
                                                --------------------   ------------------------
                                                  1999        1998        1999          1998
                                                --------    --------   ----------    ----------
Revenues                                        $583,982    $575,148   $2,546,152    $2,636,291
                                                --------    --------   ----------    ----------
Expenses
  Operating                                      366,231     379,627    1,496,252     1,593,728
  Marketing, selling and administrative          100,337      83,717      371,817       359,214
  Depreciation and amortization                   51,965      47,655      197,909       194,614
                                                --------    --------   ----------    ----------
                                                 518,533     510,999    2,065,978     2,147,556
                                                --------    --------   ----------    ----------
Operating Income                                  65,449      64,149      480,174       488,735
                                                --------    --------   ----------    ----------
Other Income (Expense)
  Interest income                                  3,554       3,463        8,182        15,912
  Interest expense, net of capitalized
     interest                                    (30,638)    (39,489)    (130,625)     (167,869)
  Other income (expense)                             (27)     (4,698)      26,122        (6,008)
                                                --------    --------   ----------    ----------
                                                 (27,111)    (40,724)     (96,321)     (157,965)
                                                --------    --------   ----------    ----------
Net income                                      $ 38,338    $ 23,425   $  383,853    $  330,770
                                                ========    ========   ==========    ==========
Earnings per Share
  Basic                                         $   0.19    $   0.12   $     2.15    $     1.90
                                                ========    ========   ==========    ==========
  Diluted                                       $   0.19    $   0.12   $     2.06    $     1.83
                                                ========    ========   ==========    ==========

                                   STATISTICS

                                                   FOURTH QUARTER             YEAR TO DATE
                                               ----------------------   ------------------------
                                                 1999         1998         1999          1998
                                               ---------    ---------   ----------    ----------
Occupancy as a percentage of total capacity        102.9%       101.6%       104.7%        105.2%
Passenger Cruise Days                          2,896,743    2,811,302   11,227,196    11,607,906

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ROYAL CARIBBEAN CRUISES LTD.
                                            ------------------------------------
                                                    (Registrant)



Date:    February 1, 2000                   By:  /s/ RICHARD J. GLASIER
                                               ---------------------------------
                                                     Richard J. Glasier
                                                   Executive Vice President
                                                  and Chief Financial Officer